Exhibit 4.2

EXECUTION COPY

DIVIDEND RESTRICTION AGREEMENT

        THIS DIVIDEND RESTRICTION AGREEMENT (this “Agreement”), dated as of October 8, 2004, is executed and delivered by General Mills, Inc., a Delaware corporation (“General Mills”), to Wells Fargo Bank, National Association, not in its individual capacity but solely as paying agent for the common stock of General Mills (the “Paying Agent”). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Third Amended and Restated Limited Liability Company Agreement of General Mills Cereals, LLC, effective as of October 8, 2004 (the “LLC Agreement”).

        WHEREAS, GM Class B, Inc., a Delaware corporation (“GM Class B”), is the holder of 100% of the Series B-1 Limited Membership Interests (the “Series B-1 Interests”) of General Mills Cereals, LLC, a Delaware limited liability company (the “Company”).

        WHEREAS, GM Class B desires to sell to Lehman Brothers Special Financing Inc. (the “Purchaser”) preferred securities designated as Series B-1 Preferred Securities (the “Series B-1 Preferred Securities”), representing Series B-1 Interests each having an initial Capital Account balance of $1,000.

        WHEREAS, GM Class B is a wholly owned subsidiary of General Mills and General Mills will receive a substantial benefit from the sale of the Series B-1 Preferred Securities.

        WHEREAS, as an inducement for the Purchaser to purchase the Series B-1 Preferred Securities, General Mills will irrevocably and unconditionally agree, to the extent set forth herein, to refrain from paying any dividends on its common stock to the extent described herein in the event that the Company fails to make preferred cash distribution payments to the Holders of the Series B-1 Preferred Securities.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally and validly bound, hereby execute and deliver this Agreement and agrees for the benefit of the Purchaser and any subsequent holders of the Series B-1 Preferred Securities (the “Holders”) as follows:

        Section 1.      Restriction on Dividend Payments.    If the Company fails to distribute on any Distribution Date to the Holders of the Series B-1 Preferred Securities, the entire amount of accrued and undistributed Series B-1 Limited Member Preferred Return due to such Holders on such Distribution Date, then General Mills shall not declare, pay or set aside for payment any dividend (other than dividends in the form of shares of common stock) or other distributions on or in respect of, or repurchase or redeem its own shares of common or preferred stock, if any, until all such accrued and undistributed Series B-1 Limited Member Preferred Return is subsequently distributed by the Company. The Company shall provide notice to the Paying Agent, as provided in Section 5 below, immediately upon its failure to distribute on any Distribution Date to the Holders of the Series B-1 Preferred Securities, the entire amount of accrued and undistributed Series B-1 Preferred Return due to such Holders on such Distribution Date. General Mills shall give the Paying Agent prompt written notice as provided in Section 5 below stating, as applicable, that the entire amount of the accrued and undistributed Series B-1 Limited Member Preferred Return (i) has been paid to the Holders on the Distribution Date, (ii) has not been paid to the Holders on the Distribution Date, or (iii) has been paid by General Mills to the Holders subsequent to the Distribution Date. The Paying Agent shall be entitled to conclusively rely on such written notice received from General Mills.

        Section 2.      Benefit.    This Agreement is solely for the benefit of the Holders of the Series B-1 Preferred Securities. General Mills waives any right or remedy to require that any action be brought first against the Company or any other Person before proceeding directly against General Mills. No agreement exists between the Holders and the Paying Agent, or between the Company and the Paying Agent. The Holders may enforce this Agreement directly against General Mills or the Company.

        Section 3.      Successors and Assigns.    This Agreement shall bind the successors, assigns, receivers, trustees and representatives of General Mills and shall inure to the benefit of the Holders of the Series B-1 Preferred Securities then outstanding. Except in connection with any merger or consolidation of General Mills with or into another entity or any sale, transfer or lease of General Mills’ assets to another entity in which the surviving organization, if other than General Mills, assumes General Mills’ obligations under this Agreement, General Mills may not assign its rights or delegate its obligations under this Agreement without the prior written consent of the Holders of Series B-1 Preferred Securities representing not less than 66 2/3% of the outstanding Series B-1 Interests (excluding any Series B-1 Preferred Securities held by General Mills or any of its Affiliates).

        Section 4.      Amendments.    Except as provided in the immediately succeeding sentence, this Agreement may be amended by the parties hereto only with the prior written consent of the Holders of Series B-1 Preferred Securities representing not less than 66 2/3% of the outstanding Series B-1 Interests (excluding any Series B-1 Preferred Securities held by General Mills or any of its affiliates). This Agreement may be amended without the consent of the Holders to (a) cure any ambiguity, (b) correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision of this Agreement, or (c) add to the covenants, restrictions or obligations of General Mills. Any amendment hereof in accordance with this Section 4 shall be binding on all the Holders.

        Section 5.      Notices.    All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by first class mail, as follows:

If to General Mills:	General Mills, Inc.
One General Mills Boulevard
Minneapolis, Minnesota 55440
Attention: Elizabeth L. Wittenberg
Telecopy: (763) 764-5011
Telephone: (763) 764-7600

If to Paying Agent:	Wells Fargo Bank, N.A.
161 North Concord Exchange
South St. Paul, Minnesota 55075
Attention: Barbara M. Novak
Telecopy: (651) 450-4078

        All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

        Section 6.      Governing Law.    THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

        Section 7.      Counterparts.    The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this Agreement.

        Section 8.      Severability.    Every provision of this Agreement is intended to be severable, and, if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement. The preceding sentence of this Section 8 shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any party to lose the material benefit of its economic bargain.

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        IN WITNESS WHEREOF, this Agreement is executed as of the day and year first above written.

GENERAL MILLS, INC.

By:	/s/David B. VanBenschoten
David B. VanBenschoten
Vice President, Treasurer

WELLS FARGO BANK, N.A., AS PAYING AGENT

By:	/s/Barbara M. Novak
Barbara M. Novak
Vice President